                                                                     Exhibit 2.4

                      TERMINATION OF STOCK RIGHTS AGREEMENT



For valuable consideration, the sufficiency of which is hereby acknowledged, Nationwide Mutual Insurance Company, successor to ALLIED Mutual Insurance Company, and ALLIED Group, Inc. hereby agree to terminate that certain Stock Rights Agreement, that was entered between the parties and dated as of July 5, 1990.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers as of the October 1, 1998.


NATIONWIDE MUTUAL INSURANCE                 ALLIED GROUP, INC.
COMPANY

By:  ______________________________           By: ______________________________
Print name:  ______________________          Print name:  ______________________
Title:  ___________________________          Title:  ___________________________